TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): October 21, 1999

DIEBOLD, INCORPORATED
(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	44720-8077
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 490-4000

ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS

Effective October 21, 1999, the Registrant purchased all of the outstanding stock of Procomp Amazonia Industria Eletronica, S.A. (“Procomp”), a Brazilian manufacturer of innovative technological solutions including personal computers, servers, software, professional services, and retail and banking automation equipment. The purchase price was $225 million which was paid in a combination of cash and stock. The Registrant issued 1,710,214 Common Shares on October 21, 1999 as part of the acquisition. The purchase price was arrived at after careful analysis of Procomp’s historical performance, current financial status and projected future growth. The cash portion of the purchase price was funded by the use of operating funds, liquidation of investments and drawing on short term lines of credit.

As part of the acquisition, the Registrant acquired property, plant and equipment used in the manufacture and distribution of Procomp’s products. Registrant intends to leave existing operations in place as each product line will be evaluated over the next year for continued feasibility.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial statements of businesses acquired Financial statements if required by this item will be filed no later than 60 days after the required filing date of this report on Form 8-K.
(b)	Pro forma financial information Pro forma financial information if required by this item will be filed no later than 60 days after the required filing date of this report on Form 8-K.
(c)	Exhibits
10.	Stock Purchase Agreement between Diebold, Incorporated and Procomp Amazonia Industria Eletronica, S.A.
99.	Press releases

DIEBOLD, INCORPORATED AND SUBSIDIARIES

FORM 8-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

		DIEBOLD, INCORPORATED
		(Registrant)
Date: October 27, 1999	By:	/s/ Charee Francis-Vogelsang
		Charee Francis-Vogelsang Vice President and Secretary

DIEBOLD, INCORPORATED

FORM 8-K

INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.
10.	Stock Purchase Agreement between Diebold, Incorporated and Procomp Amazonia Industria Eletronica, S.A.	5
99.	Press releases	6